

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 30, 2010

Thomas Rickards
Chief Executive Officer
Energy Telecom, Inc.
3501-B N. Ponce de Leon Blvd., #393
St. Augustine, FL 32084

> **Re: Energy Telecom, Inc.**
> **Form S-1/A**
> **Filed July 23, 2010**
> **File No. 333-167380**

Dear Mr. Rickards:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Determination of Offering Price, page 11

1.   We note that the selling stockholders will sell at the fixed offering price of $0.85 until your common stock is quoted on the OTC Bulletin Board. Please revise your disclosure on the prospectus cover page to be consistent with this disclosure.

2.   We note that the offering price was determined in part based on the price of $0.85 at which you last sold common stock. However, based on your disclosure of recent sales in Part II, it appears that your most recent private placement sales have been at a price of $0.50. Please revise to explain.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 12

Current Operating Trends and Financial Highlights, page 13

3.   Please disclose whether you are obligated to purchase the entire order of 1,000 eyewear from Samsin. Also provide more information about the anticipated timing of releases, and accompanying payments, under the purchase order after the initial release of 75 eyewear on July 2, 2010. Lastly, file the agreement with respect to the order as an exhibit to the registration statement.

Liquidity and Capital Resources, page 15

4.   Please provide additional insight into your recent private placement sales. For example, tell us how many of the investors were existing stockholders. For these repeat investors, explain how they originally invested in your company. Also disclose any relationships among the new investors and the existing stockholders who referred these new investors to you. Finally, describe the processes by which you negotiated the amounts, the differing prices and other material terms of these investments.

Business, page 19

Employees, page 27

5.   We note that you disclose only one consultant currently providing services to you. However, you have also filed as Exhibit 10.9 to your registration a consulting agreement with a different consultant. Please revise to explain.

Plan of Distribution, page 35

6.   Please revise this section to be consistent with your disclosure elsewhere regarding the offering price and how it was determined. We note that your disclosure of an offering price of $1.00 that was arbitrarily set is not consistent with disclosure elsewhere of an $0.85 offering price based on recent sales prices.

Note 7 – Stockholders' Equity
Private Placements, pages F-10 and F-22
Note 13 – Contingency, pages F-13 and F-25

7.   We note your response to comment 15 from our letter dated July 16, 2010. We continue to believe that debt extinguishments have not occurred based on your disclosure on page F-25 "that in the event that the officer/ director is unable to repay either of the promissory notes, the Company may be held responsible to make payments under the original promissory note agreements." It does not

appear that you have been released from being a primary obligor either judicially or by the creditor. The creditors still have recourse to you and therefore, the assumption did not effectively accomplish a legal release. Accordingly, the carrying amount of the promissory notes should have remained as a liability for all periods presented. The explicit consideration issuable in connection with securing a guarantee, should also have been recorded as a liability based on the fair value of the stock as of December 31, 2008, and marked to market as of each subsequent accounting period until the date of settlement. Refer to ASC 405-20-40-1(b). Please advise or revise.

8.   Additionally, please revise the (Cumulative from Inception) Statement of Cash Flows to segregate the initial note proceeds from "Proceeds from issuance of stockholder loans." As presented, these notes appeared to be a component of stockholder loans rather than borrowings from third party creditors.

9.   We note your response to comment 16 from our letter dated July 16, 2010. It would be inappropriate to record a $-0- value for shares issued without cash consideration, if the fair value of such shares was determinable based on concurrent equity transactions. We further note that the anti-dilution arrangement is not a fixed-for-fixed instrument since the settlement amount is not equal to the difference between the price of a fixed number of equity shares and a fixed strike price. Additionally, the variable (i.e., indeterminate number of future stock issuances) that could affect the settlement amount is extraneous to the pricing of a fixed-for-fixed option or forward contract on equity shares and thus would preclude consideration of the anti-dilution arrangement as indexed to your own stock. Refer to ASC 815-40-15-7(D, E, and F). Accordingly, you should record a liability for issuable shares based on the fair value of such shares as of each balance sheet date and mark them to market until the date of settlement (i.e., the date as to when the shares were ultimately issued). Please advise or revise.

10.   Please disclose the specific beneficial ownership percentage that Mr. Bickerstaff is accorded anti-dilutive protection in connection with his respective agreement. Additionally, clarify if the 21,000 shares issuable to Mr. Bickerstaff reflect the anti-dilutive impact of the 116,708 shares issued to an officer/ director on July 23, 2010 in connection with his debt assumption agreement. Please revise your disclosures accordingly.

Item 16. Exhibits, page II-6

11.   We note from your response to comment 15 in our letter dated July 16, 2010 that you assigned debt pursuant to certain promissory notes to your sole officer/director on December 31, 2008. Please file the agreement pursuant to which your sole officer/director assumed such debt as an exhibit to the registration statement.

You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365, or Sharon Virga, Staff Accountant, at (202) 551-3385 if you have any questions regarding comments on the financial statements and related matters. Please contact John Harrington, Staff Attorney, at (202) 551-3576 or Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 with any other questions.

Sincerely,

/s/ Larry Spirgel
Assistant Director

cc: Marc J. Ross, Esq.
        James M. Turner, Esq.
        Sichenzia Ross Friedman Ference LLP
        Via facsimile: (212) 930-9725